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                          November 2, 2022

       Jennifer Ernst
       Chief Executive Officer
       Tivic Health Systems, Inc.
       25821 Industrial Blvd., Suite 100
       Hayward, CA 94545

                                                        Re: Tivic Health
Systems, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 26,
2022
                                                            File No. 333-268010

       Dear Jennifer Ernst:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Roger Rappoport, Esq.